UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Better Home & Finance Holding Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

08774B102

(CUSIP Number)

3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007, (646) 839-0086

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies of Communications to:

Carl Marcellino

Daniel Forman

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

August 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Novator Capital Sponsor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 961,962 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 961,962 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 961,962 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 916,162 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Better Home & Finance Holding Company (f/k/a Aurora Acquisition Corp.) (the “Issuer”); and (ii) 45,800 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the “Warrants”). As adjusted for the 50-for-1 reverse stock split of Class A Common Stock effected by the Issuer in August 2024 (the “Reverse Stock Split”), each Warrant is exercisable to purchase one share of Class A Common Stock at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028, five years after the completion of the business combination (the “Business Combination”), described in the registration statement on Form S-4 (File No. 333-258423) filed by the Issuer and declared effective by the Securities and Exchange Commission (the “SEC”) on July 27, 2023.

(2) Calculated based upon 8,497,010 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the SEC on August 19, 2024, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Persons.

CUSIP No.	08774B102

1	NAMES OF REPORTING PERSON: Thor Björgólfsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 981,962 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 981,962 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 981,962 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) The reported shares include (i) 20,000 shares of Class A Common Stock held of record by NaMa Capital Limited, a company incorporated in Guernsey (“NaMa”); (ii) 916,162 shares of Class A Common Stock held of record by Novator Capital Sponsor Ltd., a Cyprus limited liability company (“NCSL”); and (iii) 45,800 shares of Class A Common Stock issuable upon the exercise of Warrants held of record by NCSL. As adjusted for the Reverse Stock Split, each Warrant is exercisable to purchase one share of Class A Common Stock at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028, five years after the completion of the Business Combination.

(2) The securities are held directly by NaMa and NSCL, respectively, and Thor Björgólfsson may be deemed to have dispositive and voting control over those securities. Each of NaMa and NCSL are indirectly 99.9% owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Alessandro Passardi, Jan Rottiers and Arnaud Cywie. Mr. Björgólfsson disclaims beneficial ownership of the shares owned by each of NaMa and NCSL.

(3) Calculated based upon 8,497,010 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer in its Form 8-K filed with the SEC on August 19, 2024, plus the 45,800 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the original Schedule 13D filed with the SEC on March 18, 2021 (as amended by Amendment No. 1 filed with the SEC on August 28, 2023, and Amendment No. 2 filed with the SEC on October 20, 2023, the “Original Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company. Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 3 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The consideration for the shared purchased by NaMa Capital Limited, a company incorporated in Guernsey (“NaMa”), pursuant to the Unbound SPA (as defined in Item 4 below), was satisfied by the by the redemption of all of the equity securities held by NaMa in Unbound ConsolidatorCo Limited, and the release of certain funding obligations owed by NaMa’s to Unbound ConsolidatorCo Limited.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Unbound Stock Purchase Agreement

On August 22, 2024, NaMa entered into a Stock Purchase Agreement by and between NaMa, Unbound HoldCo Ltd and Unbound Consolidator Limited (the “Unbound SPA”). Pursuant to the SPA, NaMa purchased 20,000 (after giving effect to the 50-for-1 reverse stock split effected by the Issuer in August 2024) shares of Class A Common Stock from Unbound ConsolidatorCo Limited. In consideration for the shares purchased by NaMa, NaMa agreed to redeem all participating shares held by NaMa in Unbound ConsolidatorCo Limited.

NaMa Capital Limited (“NaMa”) is 99.9% indirectly owned by the irrevocable discretionary trust known as The Future Holdings Trust, for which BB Trustees SA acts as trustee. Thor Björgólfsson may be deemed to have dispositive and voting control over securities directly beneficially owned by NaMa. Mr. Björgólfsson disclaims beneficial ownership of those securities.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibit

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
10*	Stock Purchase Agreement, dated August 22, 2024 by and between NaMa Capital Limited, Unbound HoldCo Ltd and Unbound Consolidator Limited

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

Novator Capital Sponsor Ltd.

	By:	/s/ Pericles Spyrou
	Name:	Pericles Spyrou
	Title:	Director

/s/ Thor Björgólfsson
Thor Björgólfsson